PACIFIC MERCANTILE BANCORP
949 South Coast Drive, Suite 300
Costa Mesa, California 92626
(714) 438-2500

August 16, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Form AW - Pacific Mercantile Bancorp’s Application for Withdrawal of
Amendment No. 1 to Registration Statement on Form S-3 (No. 333-177208) (filed August 8, 2019)
Amendment No. 1 to Registration Statement on Form S-3 (No. 333-185316) (filed August 8, 2019)
Amendment No. 1 to Registration Statement on Form S-3 (No. 333-191009) (filed August 8, 2019)
Amendment No. 1 to Registration Statement on Form S-3 (No. 333-207368) (filed August 8, 2019) (collectively, the “Amendments”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for Pacific Mercantile Bancorp (the “Company”) and the staff of the Division of Corporation Finance (the “Staff”), the Company hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced Amendments.

The Amendments are intended to be post-effective amendments to the respective registration statements indicated above. The EDGAR submission headers for each of the Amendments incorrectly identify each of the above-referenced filings as a pre-effective amendment, rather than as a post-effective amendment. As discussed with the Staff, immediately following the filing of this Form AW, the Company will file each of the Amendments with the proper EDGAR submission header identifying it as a posteffective amendment. The Company confirms that no securities have been issued or sold pursuant to any of the Amendments as filed on August 8, 2019.

If you have any questions regarding the foregoing request, please contact Joshua A. Dean at Sheppard, Mullin, Richter & Hampton LLP at (714) 513-5100.

Sincerely,

PACIFIC MERCANTILE BANCORP

/s/ Curt A. Christianssen
Curt A. Christianssen,
Executive Vice President and Chief Financial Officer